

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2018

Paul Cooper
Chief Executive Officer
GTJ REIT, Inc.
60 Hempstead Avenue, Suite 718
West Hempstead, NY 11552

> **Re: GTJ REIT, Inc.**
> **Schedule TO-I**
> **Filed January 29, 2018**
> **File No. 005-84045**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please comply with your obligations under Rule 14d-9(b), including by filing a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in response to the third-party tender offer that commenced on January 22, 2018, or advise us why you do not believe you are required to do so.

Withdrawal Rights, page 16

2.   Please disclose the date after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Rule 13e-4(f)(2)(ii).

<u>Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment, page 25</u>

3.   Disclosure indicates that your "failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response.

<u>Exhibit (a)(1)(iii) Text of Letter to Stockholders of the Company, dated January 26, 2018</u>

4.   We note the reference to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Tonya Mitchem Grindon
       Baker, Donelson, Bearman, Caldwell & Berkowitz, PC